UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
___________________

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the month of April 2008.

Commission File Number: 001-14550

China Eastern Airlines Corporation Limited
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(Translation of Registrant’s name into English)

2550 Hongqiao Road
Hongqiao Airport
Shanghai, China 200335
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(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:  ☒ Form 20-F    ☐ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:  ☐ Yes    ☒ No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):    n/a

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

China Eastern Airlines Corporation Limited (Registrant)

Date: April 15, 2008	By:	Li Fenghua
Name: Li Fenghua
Title: Chairman of the Board of Directors

Certain statements contained in this announcement may be regarded as "forward-looking statements" within the meaning of the U.S. Securities Exchange Act of 1934, as amended. Such forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual performance, financial condition or results of operations of the Company to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements. Further information regarding these risks, uncertainties and other factors is included in the Company's filings with the U.S. Securities and Exchange Commission. The forward-looking statements included in this announcement represent the Company's views as of the date of this announcement. While the Company anticipates that subsequent events and developments may cause the Company's views to change, the Company specifically disclaims any obligation to update these forward-looking statements, unless required by applicable laws. These forward-looking statements should not be relied upon as representing the Company's views as of any date subsequent to the date of this announcement.

Resolutions passed by the Board of Directors of
China Eastern Airlines Corporation Limited

The Company and all members of the Board warrant the truthfulness, accuracy and completeness of the contents of this announcement and accept responsibility jointly for any false statement, misleading representation or material omission contained in this announcement.

Pursuant to the Rules and Procedures for the Board of Directors of the China Eastern Airlines Corporation Limited (the “Company”) and as convened by Mr. Li Fenghua, a director, the second regular meeting of the fifth session of the board of directors (the “Board”) of the Company (the “Meeting”) was held on 14 April October 2008 at the meeting room, 7/F, China Eastern Air Holding Company Building, Shanghai.

Mr. Li Fenghua, Mr. Li Jun and Mr. Luo Zhuping, as directors of the Company, Mr. Hu Honggao, Mr. Wu Baiwang and Mr. Xie Rong, as independent directors, attended the Meeting. Mr. Luo Chaogeng and Mr. Cao Jianxiong, as directors, failed to attend the Meeting due to business trips. Mr. Peter Lok, as an independent non-executive director, authorized Mr. Xie Rong to vote on his behalf.

The directors present at the Meeting confirmed they had received the notice of the Meeting. Some of the supervisors of the Company, Mr. Luo Weide, chief financial officer, and officers taking charge of the relevant departments of the Company also attended the Meeting. The quorum present at the Meeting, including those present by proxy, complied with the relevant requirements under the Company Law of the People’s Republic of China and the articles of association of the Company. The Meeting was legally and validly held.

The Meeting was chaired by Mr. Li Fenghua. The following resolutions were considered and unanimously passed by the directors present at the Meeting:

1.	Considered and approved the financial report of the Company for the year 2007, and decided to propose this resolution at the 2007 general meeting of the Company for approval.
2.
As the net profit attributable to parent company amounted to RMB 586 million while accumulated distributable profit was negative for the year ended 21 December 2007, it was decided that all profit after tax realized in 2007 would be used to offset the losses in previous years, no profit appropriation or any increase in share capital converting from capital reserve would be made for the year 2007, and this resolution would be proposed at the 2007 general meeting of the Company for approval.

3.
Considered and approved the 2007 results announcement (annual report and summary of A shares and results announcement of H shares), and decided to issue the same, together with the financial report passed by resolution 1, in both Hong Kong and Shanghai on 15 April 2008; and approved to propose the directors’ report set out in the results announcement at the 2007 general meeting of the Company for approval.

4.	Considered and approved the resolution regarding the adjustments to the related items and amounts at the beginning of 2007 in the Company’s balance sheet.

The Company applied new corporate accounting standards and made the following adjustments to the shareholders’ equity as at 1 January 2007:

	2007 After adjustment	2006 Disclosed in the annual report		Difference

Presented according to the original accounting standards and systems	(3,035,469)	(3,035,469)		-
Long-term equity investment difference - long-term equity investment credit difference by adopting other equity methods in audit	7,480	7,480		-
Movement in the fair value of trading financial assets and liabilities	47,983	47,983		-
Impact by capitalisation of aircraft and engine overhaul expenses	(686,095)	-	1	(686,095)
Provision for aircraft and engine overhaul under operating leases	(324,207)	-	2	(324,207)
Revenues arising from leaseback of after-sale operating leases	36,635	-	3	36,635
Goodwill arising from combination of enterprises not subject to common control	(41,020)	-	4	(41,020)
Income tax	312,509	-	5	312,509
Transferred from minority interests / equity	726,818	738,682	6	(11,864)
Presented according to the corporate accounting standards	3,115,572	3,829,614

5.
Approved the change in accounting policies regarding aircraft overhaul of the Company according to the requirements of new corporate accounting standards, which is adopting the accounting policies of fixed asset components and after-lease examination, and commenced to apply them from 1 January 2007.

6.
Approved the re-appointment of PricewaterhouseCoopers Zhong Tian CPAs Limited Company and PricewaterhouseCoopers as the PRC domestic auditors and international auditors of the Company for 2008. Decided to propose this resolution at the 2007 annual general meeting of the Company for approval and recommend the shareholders to authorise the Board to decide their remuneration.

7.
Approved the resolution about the issue of short-term debentures by the Company: (i) issue of short-term debentures of total principal not more than RMB1.4 billion by the Company within the PRC during 12 months from approval at the shareholders’ meeting; (ii) generally and unconditionally authorising the Board of the Company to decide the specific terms and conditions of issue of short-term debentures and related matters according to the needs of the Company and market conditions, including determination of the actual amount of short-term debentures to be issued within the scope specified in (i) above, and signing of all necessary legal documents and making related disclosures. Decided to propose this resolution at the 2007 annual general meeting of the Company for approval.

8.
Considered and approved the “Working Procedures of Annual Reports by Independent Directors and Audit Committee”. For details, please refer to the website of the Shanghai Stock Exchange (www.sse.com.cn).

Board of China Eastern Airlines Corporation Limited
14 April 2008